# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARVINAS, INC., CIK 0001655759
CUSIP: 04335A105
Title of class of securities: Common stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 395 Winchester Ave., 5 Science Park, New Haven, Connecticut (CT), 06511
Date of event which requires filing of this statement: 01/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001423053

## Reporting persons
- Citadel Advisors LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,300,630; sole dispositive power 0; shared dispositive power 3,300,630; aggregate amount beneficially owned 3,300,630 (4.8% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 68,713,098 Shares outstanding as of October 25, 2024 (according to the issuer's Form 10-Q as filed with the Securities and Exchange Commission on October 30, 2024). Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on January 30, 2025.
- Citadel Advisors Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,300,630; sole dispositive power 0; shared dispositive power 3,300,630; aggregate amount beneficially owned 3,300,630 (4.8% of the class)
- Citadel GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,300,630; sole dispositive power 0; shared dispositive power 3,300,630; aggregate amount beneficially owned 3,300,630 (4.8% of the class)
- Citadel Securities LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,994; sole dispositive power 0; shared dispositive power 112,994; aggregate amount beneficially owned 112,994 (0.2% of the class)
- Citadel Securities Group LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 179,495; sole dispositive power 0; shared dispositive power 179,495; aggregate amount beneficially owned 179,495 (0.3% of the class)
- Citadel Securities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 179,495; sole dispositive power 0; shared dispositive power 179,495; aggregate amount beneficially owned 179,495 (0.3% of the class)
- Kenneth Griffin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,480,125; sole dispositive power 0; shared dispositive power 3,480,125; aggregate amount beneficially owned 3,480,125 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ARVINAS, INC.
Address of issuer's principal executive offices: 395 Winchester Ave. 5 Science Park New Haven, CT, 06511

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Securities GP LLC ("CSGP") and Mr. Kenneth Griffin (collectively with Citadel Advisors, CAH, CGP, Citadel Securities, CALC4 and CSGP, the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Citadel CEMF Investments Ltd., a Cayman Islands limited company ("CCIL"), Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company ("CM"), Citadel Securities and CRBU Holdings LLC, a Delaware limited liability company ("CRBH"). Such owned Shares may include other instruments exercisable for or convertible into Shares.

Citadel Advisors is the portfolio manager for CCIL and CM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities and CRBH. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.
Citizenship: Each of Citadel Advisors, CGP, Citadel Securities and CSGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 3,300,630 Shares.

2. Citadel Securities LLC may be deemed to beneficially own 112,994 Shares.

3. Each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 179,495 Shares.

4. Mr. Griffin may be deemed to beneficially own 3,480,125 Shares.
Percent of class:
1. The number of Shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes 4.8% of the Shares outstanding.

2. The number of Shares that Citadel Securities LLC may be deemed to beneficially own constitutes 0.2% of the Shares outstanding.

3. The number of Shares that each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 0.3% of the Shares outstanding.

4. The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 5.1% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

2. Citadel Securities LLC: 0

3. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

4. Mr. Griffin: 0
Shared power to vote or to direct the vote:
1. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 3,300,630

2. Citadel Securities LLC: 112,994

3. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 179,495

4. Mr. Griffin: 3,480,125
Sole power to dispose or to direct the disposition:
1. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

2. Citadel Securities LLC: 0

3. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

4. Mr. Griffin: 0
Shared power to dispose or to direct the disposition:
1. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 3,300,630

2. Citadel Securities LLC: 112,994

3. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 179,495

4. Mr. Griffin: 3,480,125

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Citadel Advisors LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (01/30/2025)
- Citadel Advisors Holdings LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (01/30/2025)
- Citadel GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (01/30/2025)
- Citadel Securities LLC: /s/ Guy Miller, Guy Miller, Authorized Signatory (01/30/2025)
- Citadel Securities Group LP: /s/ Guy Miller, Guy Miller, Authorized Signatory (01/30/2025)
- Citadel Securities GP LLC: /s/ Guy Miller, Guy Miller, Authorized Signatory (01/30/2025)
- Kenneth Griffin: /s/ Seth Levy, Seth Levy, attorney-in-fact* (01/30/2025)
Comment: * Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.